Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262596

PROSPECTUS SUPPLEMENT NO. 4

(To the Prospectus dated May 13, 2022)

Up to 230,923,357 Shares of Common Stock

Up to 14,891,667 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 9,466,973 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated May 13, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262596). This prospectus supplement is being filed to update and supplement the information in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 14,891,667 shares of our common stock, par value $0.0001 per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock issuable upon the exercise of warrants (the “Private Placement Warrants”) originally issued in a private placement to XPDI Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and certain funds and accounts managed by subsidiaries of BlackRock, Inc. in connection with the initial public offering of Power & Digital Infrastructure Acquisition Corp. (“XPDI”) and (ii) up to 8,625,000 shares of common stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of XPDI.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 230,923,357 shares of common stock consisting of (a) up to 8,625,000 Founder Shares issued at approximately $0.003 per share in a private placement in connection with the initial public offering of XPDI, (b) up to 6,266,667 shares of common stock issuable upon exercise of the Private Placement Warrants, which Private Placement Warrants were originally purchased at a price of $1.50 per Private Placement Warrant, (c) up to 135,138,675 shares of common stock (including shares issuable upon the exercise of convertible securities) held by certain affiliates of our company (including (1) 87,344,633 shares of common stock issued pursuant to the merger agreement (as defined below) in connection with the Business Combination (as defined below) as merger consideration at an acquiror share value of $10.00 per share, (2) 3,200,306 shares of common stock issuable upon the exercise of Core assumed warrants, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination, (3) 24,962,264 shares of common stock issuable upon the settlement of restricted stock units, which were assumed by Core and converted into restricted stock units for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, (4) 811,917 shares of common stock underlying restricted stock awards, which were assumed by Core and converted into restricted stock awards for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, and (5) 18,819,555 shares of common stock issuable upon the exercise of stock options, which have a weighted average exercise price of $9.41 per share), (d) up to 80,893,015 shares of common stock issuable upon conversion of certain Convertible Notes, which were initially issued by Legacy Core (as defined below) in an aggregate principal amount of $514.8 million and are convertible into Core common stock at $8.00 per share, and (ii) up to 9,466,973 warrants to purchase common stock consisting of (a) up to 6,266,667 Private Placement Warrants, which were originally issued at a price of $1.50 per Private Placement Warrant, and (b) up to 3,200,306 warrants initially issued by Legacy Core held by certain affiliates of our company, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination.

Our common stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “CORZ” and “CORZW,” respectively. On August 3, 2022, the last reported sales price of our common stock was $2.94 per share and the last reported sales price of our Public Warrants was $0.49 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 4, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2022

CORE SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

210 Barton Springs Road Suite 300 Austin, Texas	78704
(Address of principal executive offices)	(Zip Code)

(512) 402-5233

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CORZ	The Nasdaq Global Select Market
Warrants, exercisable for shares of common stock	CORZW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On August 1, 2022, Core Scientific, Inc. (the “Company”) entered into two amended and restated bridge promissory notes, one in an aggregate principal amount of $60 million with B. Riley Commercial Capital, LLC (“B. Riley”) and one in an aggregate principal amount of $15 million with an affiliate of B. Riley (the “Notes”). The Notes amend the original notes having identical principal amounts to extend the maturity date from December 7, 2022 to June 1, 2023. The Notes bear interest at a rate of 7% per annum and amortize collectively as follows:

Payment Dates	Payment Amount
August 1, 2022	$18,000,000
September 1, 2022	$4,875,000
October 1, 2022	$4,875,000
November 1, 2022	$4,875,000
December 1, 2022	$4,875,000
January 1, 2023	$6,250,000
February 1, 2023	$6,250,000
March 1, 2023	$6,250,000
April 1, 2023	$6,250,000
May 1, 2023	$6,250,000

The net proceeds of the notes were used by the Company for working capital and general corporate purposes.

The Notes require the proceeds of (i) any equity issuances (other than issuances consummated for purposes of making tax payments in connection with the vesting of restricted stock and restricted stock units and equity line of credit (“ELOC”) sales), (ii) any secured debt incurred on or after April 7, 2022 (other than purchase money debt) in excess of $500 million and (iii) any ELOC sales in an amount equal to 25% of the net cash proceeds received from any such ELOC sale, in each case, to be applied by the Company to repay the outstanding principal amount of the Notes.

The Notes are unsecured and not guaranteed by any subsidiary of the Company. The Company is subject to a quarterly financial reporting covenant and negative covenants restricting the Company’s ability to (i) merge or consolidate with any other person (subject to customary exceptions), (ii) make cash dividends or distributions with any material portion of the proceeds of the Notes or any other debt, (iii) dispose of all or substantially all of the assets of the Company, (iv) prepay contractually subordinated debt, (v) transact with affiliates (subject to customary exceptions) and (vi) modify or enter into any material contracts in a manner that would restrict the Company from making payments to the noteholders under the Notes or require the net cash proceeds from an equity raise to be paid to any entity other than the noteholders under the Notes. Upon the occurrence of certain events of default, the Company’s obligations under the Notes may be accelerated. Such events of default include payment defaults under the Notes, covenant defaults and other customary defaults.

In connection with the execution of the Notes, the Company agreed to pay B. Riley Securities, Inc. (“BRS”) an advisory fee of $750,000 (the “Advisory Fee”) payable in fully paid and non-assessable shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The Common Stock price to be used for purposes of determining the number of shares of Common Stock was based on 5-Day VWAP, determined as of the second Business Day preceding the effective date of the Notes. On August 1, 2022, the Company issued 386,697 shares of Common Stock to BRS in satisfaction of the Advisory Fee. The Company has agreed to register to resale of such shares of Common Stock.

The foregoing description does not constitute a complete summary of the terms of the Notes and is qualified in its entirety by reference to the copies of the Notes filed as Exhibits 10.1 and 10.2 to this Current Report, which are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information included in Item 1.01 of this Current Report is incorporated by reference into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

The shares of Common Stock issued as the Advisory Fee were issued by the Company to B. Riley in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Amended and Restated Bridge Promissory Note, dated as of August 1, 2022, by and between the Company and B. Riley Commercial Capital, LLC*

10.2	Amended and Restated Bridge Promissory Note, dated as of August 1, 2022, by and between the Company and BRF Finance Co, LLC*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The Company has omitted certain schedules and similar attachments to such agreements pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish a copy of such omitted documents to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.
Dated: August 4, 2022

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary